SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

UPM-Kymmene Corporation Company Release February 19, 2006 at 15:00

Change in UPM’s financial reporting dates in 2007

The reporting date for UPM’s Interim Report for the first quarter of 2007 has been changed. The Company will publish financial reports in 2007 as follows:

Interim Report for January–March 2007 on April 24, 2007 (changed)

Interim Report for January–June 2007 on July 26, 2007

Interim Report for January–September 2007 on October 30, 2007.

UPM will hold its Annual General Meeting on March 27, 2007.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communication

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations